October 18, 2010

Ms. Linda Cvrkel

Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Reference:

MAJIC Wheels Corp.

Form 10-K for Fiscal Year Ended December 31, 2009

File No.: 000-53110

Dear Ms. Cvrkel:

We received your letter of October 7, 2010, containing comments prepared by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission, which pertain to the Filings referenced above.  As per the conversation with Counsel, Michael S. Krome, Esq., we are hereby requesting additional time to prepare our response and file amended Form 10-K for the year ended December 31, 2009.

We would expect to file the response and Amendment no later than October 29, 2010.

If you have any questions, please do not hesitate to call our Counsel, Michael S. Krome, Esq. at 631-737-8381, or myself.

Very truly yours,

/s/ Denise S. Houghtaling
Denise S. Houghtaling
President